BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

08 March 2002

[redacted]

02028076

02 MAR 22 AM 8:01

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Marcela Zeman**
Head of Investor Relations

3/29

To: Marcela Zeman
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 8 March 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

Embargoed until 0700 hrs Friday 8 March 2002

BAA TRAFFIC SHOWS SLIGHT GROWTH IN FEBRUARY

BAA's seven UK airports handled a total of 8.2 million passengers in February, a small gain of +0.3% over last year. This is the first monthly increase since September 11.

Among the individual markets, all the short haul routes saw increases, largely attributable to intensifying competition by the low cost scheduled airlines. Domestic traffic grew +3.4% and European scheduled traffic added +0.5%. The +14.6% growth in Irish traffic was fuelled by competitive fares and new services, as well as by recovery from strikes which hit volumes in February last year. European charter traffic was up by +1.1%.

Although still below last year's level, the drop of -7.7% in North Atlantic traffic represented a substantial recovery compared with the biggest fall of -31.3% which was recorded in October. Other long haul traffic was down by -1.4% and has shown consistent month on month improvement since the low of -16.4% in October 2001.

Edinburgh (+19.1%), Stansted (+16.4%) and Glasgow (+6.4%) experienced strong growth underpinned by the low cost scheduled airlines. Heathrow was virtually unchanged at -0.1%, and Gatwick was down -10.8%, an improvement since December and January when traffic for both months fell -16.4%. Gatwick's improvement is partly due to new low fare routes coming into service, including easyJet which, since February, operates to eight destinations from the airport.

Mf.../

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

Air transport movements fell by -2.0% in February despite the modest increase in passengers. Cargo tonnage fell by -9.4% in February.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield, BAA plc**
Tel:+44 (0) 20 7932 6654

City enquiries: **Marcela Zeman, BAA plc**
Tel: +44 (0) 20 7932 6692

BAA Traffic Summary : February 2002

Terminal Passengers (000s)	Month	% Change	Fin year to date: Apr-01 to Feb-02	% Change	12 months to Feb-02	% Change
Heathrow	4,387.2	-0.1	55,075.0	-6.9	60,249.5	-6.5
Gatwick	1,717.9	-10.8	28,212.4	-5.2	30,568.4	-4.7
Stansted	975.6	16.4	12,949.6	14.7	13,917.1	14.6
London Area Total	**7,080.8**	**-1.1**	**96,236.9**	-4.0	**104,735.0**	**-3.6**
Southampton	53.7	-7.6	778.8	-2.5	846.9	-2.1
Glasgow	440.1	6.4	6,797.1	5.1	7,293.6	4.8
Edinburgh	470.9	19.1	5,694.2	10.7	6,154.6	10.3
Aberdeen	174.0	2.6	2,354.9	2.1	2,563.1	2.4
Scottish Total	**1,085.0**	**10.9**	**14,846.2**	6.7	**16,011.3**	**6.5**
BAA Total	**8,219.4**	**0.3**	**111,861.9**	-2.7	**121,593.3**	**-2.4**

Air Transport Movements	Month	% Change	Fin year to date: Apr-01 to Feb-02	% Change	12 months to Feb-02	% Change
Heathrow	34,403	-0.8	417,603	-0.7	456,543	-0.6
Gatwick	15,282	-11.7	220,474	-5.1	240,110	-4.7
Stansted	9,938	-5.0	139,016	2.8	151,284	3.0
London Area Total	**59,623**	**-4.5**	**777,093**	-1.4	**847,937**	**-1.2**
Southampton	2,065	2.0	26,108	1.1	28,418	1.2
Glasgow	6,110	-5.0	84,442	2.9	91,873	2.9
Edinburgh	8,094	14.7	92,896	14.3	100,985	13.8
Aberdeen	6,305	7.0	79,609	5.9	86,863	6.2
Scottish Total	**20,509**	**5.8**	**256,947**	7.7	**279,721**	**7.6**
BAA Total	**82,197**	**-2.0**	**1,060,148**	0.7	**1,156,076**	**0.9**

Cargo (Metric Tonnes)	Month	% Change	Fin year to date: Apr-01 to Feb-02	% Change	12 months to Feb-02	% Change
Heathrow	92,189	-6.6	1,060,700	-10.3	1,169,205	-9.8
Gatwick	17,991	-27.0	240,703	-17.0	268,041	-15.7
Stansted	13,892	5.6	151,874	-2.1	168,233	-1.4
London Area Total	**124,072**	**-9.1**	**1,453,277**	**-10.7**	**1,605,479**	**-10.0**
Southampton	30	7.1	306	21.0	337	19.5
Glasgow	221	-52.1	5,159	-36.7	5,678	-35.3
Edinburgh	1,107	-15.6	14,299	-12.1	15,882	-11.7
Aberdeen	310	-37.1	3,872	-11.3	4,662	-2.1
Scottish Total	**1,638**	**-27.7**	**23,330**	-19.0	**26,222**	**-16.8**
BAA Total	**125,740**	**-9.4**	**1,476,912**	-10.8	**1,632,037**	**-10.1**

Above data excludes Air Taxi passengers and Air Taxi movements.

Market Comparison: February 2002

Market	*BAA Total Feb-01 (000s)*	*BAA Total Feb-02 (000s)*	*% Change*
Domestic	1,602	1,657	3.4
Eire	390	447	14.6
European Scheduled	3,074	3,088	0.5
European Charter*	568	574	1.1
North Atlantic	1,150	1,061	-7.7
Other Long Haul	1,411	1,392	-1.4
Total	**8,195**	**8,219**	**0.3**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary